RANGER INDUSTRIES, INC.




January 12, 2001



Dear Shareholders:

      We are pleased to inform you that on December 29, 2000 Ranger entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Bumgarner Enterprises, Inc. ("Bumgarner") and BEI Acquisition Corporation, a wholly owned subsidiary of Ranger. Pursuant to the Merger Agreement, Bumgarner commenced a cash tender offer on December 29, 2000 for up to 4,225,000 shares of Ranger's common stock at a price of $2.00 per share. The Merger Agreement provides, among other things, that, in connection with the completion of the tender offer, BEI Acquisition Corporation will be merged with and into Bumgarner, and each share of common stock of Bumgarner outstanding at the effective time of the merger will be converted into the right to receive one share of Ranger common stock, subject to certain adjustments. As a result, Ranger will issue 14,720,000 shares of its common stock to the Bumgarner shareholders.

      Bumgarner's Offer to Purchase, dated December 29, 2000, together with related materials, including a Letter of Transmittal to be used for tendering your shares, which were mailed to you by Bumgarner on or about December 29, 2000, set forth the terms and conditions of the Bumgarner tender offer and provide instructions as to how to tender your shares.

      Enclosed is Ranger's Solicitation/Recommendation Statement on Schedule 14D-9 which relates to the tender offer. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the Bumgarner tender offer.



                                          Sincerely,


                                          Morton E. Handel
                                          President and Chief Executive Officer